THE LAW OFFICE OF
                           RONALD N. VANCE, P.C.
                              Attorney at Law
                            1656 REUNION AVENUE
                                 SUITE 250
                          SOUTH JORDAN, UTAH 84095


ALSO ADMITTED IN CALIFORNIA (INACTIVE)               TELEPHONE (801) 446-8802
                                                           FAX (801) 446-8803
                                                       EMAIL: ron@vancelaw.us

                               January 15, 2009
CONFIDENTIAL

VIA EMAIL
Luan Dang
Alan Knitowski

     Re:  Trycera Financial, Inc.

Dear Luan and Alan:

     The purpose of this letter is set forth the terms and conditions under which you would transfer control of Trycera Financial, Inc. (the "Company") to me and I would begin the process of attempting to settle all outstanding debts and attempting to locate a suitable reverse acquisition party. The terms and conditions of this arrangement would be as follows.

     1. Within five business days following the date of this letter, you will appoint me, and I will accept appointment as, a director of the Company and each of you will immediately thereafter resign. In connection with my appointment, you agree to approve my standard engagement agreement as legal counsel for the Company. I will prepare the form of written consent and my engagement agreement to accomplish this. My acceptance as a director will be conditioned upon receiving executed copies of the engagement agreement, the proxies, the settlement agreements, and the option cancellation documents referenced in Paragraphs 2, 3, and 4 below.

     2. Contemporaneous with my acceptance as a director, each of you, for yourselves and for any entity controlled by you, will grant me an irrevocable proxy to vote the stock beneficially owned or held of record by you or your related entities. In addition, you will provide me such a proxy for the shares owned by Hang Dang. The form of the proxy is attached hereto for your reference.

     3. You agree to settle at a discount all accounts payable by the Company to Curo Capital, Inc. for $4,000; all accounts payable to Ecewa Capital Group, LLC for $20,000; and all accounts payable to Luan Dang for $5,000. You further agree to settle all amounts owed by the Company for its Senior Secured Promissory Notes in the aggregate principal amount of $77,500, whether for principal, interest or penalties, for an aggregate of $41,656. No settlement amounts will be paid unless the Company successfully completes a reverse acquisition, of which there is no assurance. Payment of the settlement amounts would occur promptly following the closing of a reverse acquisition. If a reverse acquisition does not occur prior to December 31, 2009, the settlement agreements will become null and void and the

Luan Dang
Alan Knitowski
January 15, 2009
Page 2

          payables will be reinstated as though the settlement agreements had never been entered into. You represent and warrant that there are no other payables owed to you or your affiliates by the Company than these amounts to be settled and that any contracts between you or your related companies and the Company have been or will be terminated effective December 31, 2008. In the settlement agreement, you agree to provide a general release of the Company from any liability owed to you or your companies for any reason, except for the settled amounts. I will prepare a standard form of the settlement agreement to settle the debts of the Company prior to the change of control set forth in Paragraph 1 above.

     4. Effective as of the time of the change of control, each of you and your companies will cancel any options granted to you by the Company. I will prepare the cancellation documents.

     5. At or prior to the change of control, you will deliver all of the books and records of the Company, especially any financial records needed for the preparation and audit of the Company's financial statements. You agree to cooperate with the Company to provide any historical information or documents in your possession reasonably requested in connection with the settlement of the Company's debts or any proposed reverse acquisition.

     6. You represent and warrant that the Company will cancel any outstanding contracts that are associated with the settlements provided for in Paragraph 3 above. Any additional remaining outstanding contracts shall be settled in conjunction with Paragraph 10 below.

     7. You agree to support settlement of the Company's account payable to Caneum, Inc. in an amount not to exceed $10,000.

     8. To the best of your knowledge and reasonable belief, there are no existing Company liabilities, including but not limited to tax liabilities, which would become personal liabilities for me by virtue of me becoming an officer or director of the Company.

     9. You agree that if requested as a condition to a proposed reverse acquisition, you will cancel at no additional cost all warrants held in your name or in the name of any related entity.

     10. You understand and agree that I will have full and complete autonomy to settle all other outstanding debts of the Company and to effect a reverse acquisition with an entity or person selected at my discretion as the sole officer and director of the Company. You further understand that the Company will incur additional fees payable to me in connection with the cleanup and any reverse acquisition transaction, and that I may engage Bryan Kenyon, Stephen Murphy, or others to assist in the process.

Luan Dang
Alan Knitowski
January 15, 2009
Page 3

     11. You also understand that it is likely that the outstanding stock of the Company will be reverse split or that additional corporate restructuring may occur in connection with any reverse acquisition, and that the proxies furnished by you will be voted in favor of such items. You acknowledge that I will have absolute discretion to determine the scope of any reverse stock split or other corporate restructuring which I may deem necessary to effect a reverse acquisition.

     12. It is understood that I do not intend to loan or contribute any money to the Company and that any debts of the Company will be paid solely by a new party in connection with a reverse acquisition transaction.

     13. You agree that any dispute between either or both of you and me will be resolved in the State of Utah, Salt Lake County, and that the prevailing party shall be entitled to attorney fees and costs.

     14. It is agreed that after his resignation, Mr. Dang would remain in an advisory capacity to the Board of Directors and that any proposed transaction whereby any third party would assume control of the Company by means of a reverse merger or cash transaction would be submitted to him for review prior to acceptance by the Board or the shareholders. In addition, I agree not to permit the Company to enter into any such transaction which, in the good faith opinion of Mr. Dang, would not be in the best interest of the Company; provided however, that if Mr. Dang recommends not entering into such a transaction which I believe would be in the best interests of the Company, or which as a result of not entering into it would breach my fiduciary duty as a director, I retain the right to resign as a director and officer of the Company.

     If you agree to the foregoing terms and conditions, please date and sign this letter agreement below and return a copy to me on or before the close of business on Friday, January 16, 2009.

                                        Regards,

                                        /s/ Ronald N. Vance
                                        Ronald N. Vance

The foregoing terms and conditions are hereby accepted:

Date:  January 15, 2009                 /s/ Luan Dang
                                        Luan Dang

Date:  January 15, 2009                 /s/ Alan Knitowski
                                        Alan Knitowski